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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                SAFETY 1ST, INC.
                            (NAME OF SUBJECT COMPANY)


                                SAFETY 1ST, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    786475103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                 MICHAEL LERNER
                                SAFETY 1ST, INC.
                                  45 DAN ROAD
                                CANTON, MA 02021
  (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

                             STUART M. CABLE, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000


[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                              FOR IMMEDIATE RELEASE


                   DOREL SIGNS AGREEMENT TO ACQUIRE SAFETY 1ST
           STRONG BRAND AWARENESS WILL BOOST DOREL'S JUVENILE SEGMENT


Montreal, April 24, 2000 -- Dorel Industries Inc. (TSE: DII.A, DII.B; NASDAQ:
DIIBF) today announced it has signed an agreement to purchase Safety 1st, Inc. (NASDAQ: SAFT), of Canton, Massachusetts, a leading marketer and developer of juvenile products. The acquisition of Safety 1st will be Dorel's largest-ever. Dorel will commence a tender offer to purchase all of the outstanding shares of Safety 1st at US$13.875 per share. Upon completion of the tender offer, Dorel will consummate a second-step merger in which all remaining Safety 1st stockholders also will receive US$13.875 per share.

The Board of Directors of Safety 1st has approved the transaction. In connection with the Board's approval of the transaction, Goldman, Sachs & Co. delivered its opinion that the transaction was fair from a financial point of view to Safety 1st stockholders. In addition, certain stockholders of Safety 1st which control shares representing approximately 60% of the issued and outstanding shares of Safety 1st, have agreed to tender their shares in Dorel's offer. Completion of the tender offer and the merger are subject to customary conditions. The tender offer will be made pursuant to definitive documents to be filed with the Securities and Exchange Commission.

Dorel President and Chief Executive Officer, Martin Schwartz, said Dorel has been actively pursuing acquisition opportunities for some time, but did not want to compromise the organization's tradition of selective and disciplined purchases. "Safety 1st fits our criteria perfectly. It is a leader in a sector we know intimately, complements our existing juvenile product lines and has built one of the best known and respected brands. When combined with Cosco, our existing juvenile operation, it will place Dorel in a significant position of strength in the fast growing $5 billion retail juvenile products industry." The Company has entered into a commitment to finance the acquisition through a new lending facility led by the Royal Bank of Canada.

ABOUT SAFETY 1ST

Safety 1st has established a reputation for unique, feature-rich, quality products providing real value for the consumer. The Company is a leading source of child safety products, nursery monitors, booster seats, bathtubs, infant health and convenience products. Safety 1st currently distributes over 200 products to more than 1,000 retailers worldwide. Safety 1st was the first company to identify "child safety" as a category within the industry, has more than a 50% market share in the industry and it is recognized as the juvenile safety expert. It was Safety 1st that first conceived the "Baby On Board" vehicle signs.

For the year ended January 1, 2000, Safety 1st's net sales increased 30% to US$158 million, compared to US$121 million the previous year. Net income before an extraordinary charge was US$5.1 million or US$0.57 per diluted common share, compared to a net loss of US$1.0 million or a net loss of $0.14 per diluted common share, for fiscal 1998. In recently announced results for the first quarter of 2000, sales increased 25% over the prior year to US$49.9 million, while net income, available to common shareholders, increased a corresponding 75%.

Safety 1st Chairman and Chief Executive Officer, Michael Lerner, said he is very pleased with the transaction. "We have had several discussions with Dorel's top management and we are entirely comfortable with their business philosophy and their plans to grow both companies."



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STRONG BRAND RECOGNITION

In a recent Parents Magazine survey, Safety 1st ranked 11th in quality out of 107 of the most recognized brands in the United States, ranging from consumer products to automobiles to retail chains. It ranked 4th in the juvenile category itself. "Safety 1st has the leading market share in major product categories as a result of its proven ability to identify new trends and innovate unique products. Historically Safety 1st's new product introductions gain meaningful market share within the first year," stated Mr. Schwartz.

Dorel has a history of growth through successfully integrating various acquisitions. The first was Cosco in 1988, followed by Charleswood in 1990, Maxi-Miliaan in 1994 and Ameriwood Industries in 1998. "There are immediate synergies that can be realized with Safety 1st and the company is profitable. It presents many of the same benefits we experienced when we purchased Maxi-Miliaan," concluded Mr. Schwartz.

DOREL PROFILE

Dorel is a rapidly growing, consumer products manufacturer specializing in three product areas: ready-to-assemble (RTA) furniture, juvenile products and home furnishings. Dorel's product offerings include a wide variety of RTA furniture for home and office use; juvenile products such as infant car seats, strollers, high chairs, toddler beds and cribs; and home furnishings such as metal folding chairs, tables, bunk beds, futons and step stools.

Dorel employs more than 3,500 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Cartersville, Georgia; Fort Smith, Arkansas and San Diego, California. The Company's major divisions in the United States include Cosco, Ameriwood and Infantino. In Canada, Dorel operates Ridgewood and Dorel Home Products. European operations are carried out through Maxi-Miliaan B.V. in the Netherlands and Dorel (U.K.) Ltd. in the United Kingdom.




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Other important information:

The tender offer described in this announcement for the outstanding shares of Safety 1st has not yet commenced. As soon as the tender offer commences, we will file a solicitation/recommendation statement with the Securities and Exchange Commission (SEC). You should read this document when it becomes available because it will contain important information about the tender offer. You can obtain the solicitation/recommendation statement and other documents that are filed with the SEC for free on the SEC's web site at: www.sec.gov. If you write us or call us, we will send you the solicitation/recommendation statement for free when it is made available.

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

For further information:

Dorel contact:                                       Jeffrey Schwartz
                                                     Tel: (514) 934-3034
                                                     Rick Leckner
                                                     Tel: (514) 731-0000

Safety 1st Contact:                                  Kara DiCamillo
                                                     Investor Relations
                                                     Media:  Stacy Roth
                                                     Morgen-Walke Associates
                                                     Tel: (212) 850-5600